PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers
Select Utility Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 41,160,603 	 549,540
George Grossman	 41,181,967 	 528,176
Richard E. Kroon	 41,183,869 	 526,274
Richard J. Norman	 41,176,268 	 533,875
Frank K. Ross	 41,177,141 	 533,002
Robert H. Steers	 41,173,153 	 536,990
C. Edward Ward, Jr.	 41,182,486 	 527,657


Preferred Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 15,326 	 2,084
Martin Cohen	 15,326 	 2,084
George Grossman	 15,326 	 2,084
Richard E. Kroon	 15,326 	 2,084
Richard J. Norman	 15,326 	 2,084
Frank K. Ross	 15,326 	 2,084
Robert H. Steers	 15,326 	 2,084
Willard H. Smith Jr.	 15,326 	 2,084
C. Edward Ward, Jr.	 15,326 	 2,084